FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April; 2003

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒  No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Peter McDonnell
PETER MCDONNELL
(Registrant)

Date      26/05/03

NEWS RELEASE

For Release: Tuesday, April 22, 2003

RESULTS FOR THE NINE MONTHS TO MARCH, 2003

For the nine months to March 31, 2003 profit before interest, tax and goodwill amortisation (PBITA) was up 38% on the comparable period to March 31, 2002.

This strong increase continues the trend of the first half where PBITA was also up 38%.

With the fourth quarter being seasonally the strongest for the year, it is anticipated the magnitude of the PBITA increase for the full year will be higher than that achieved for the first nine months.

Amcor PET Packaging

The PET operations continued the strong growth trend of the first half with overall volumes for the nine months up 13% on a comparable business basis and PBITA up 294%.

Volume growth for the nine months in North America was 25%, with particularly strong growth in the bottled water and higher value added custom products.

Volumes in Latin America remain in line with the same period last year, however earnings were up considerably on a comparable business basis, due to a shift in mix to custom containers and ongoing cost improvements.

In Europe volumes for the nine months were up 4%.  In Germany volumes of refillable PET bottles are ahead of budget levels offset by lower than anticipated sales in one-way PET bottles.  The deposit legislation in Germany continues to impact packaging demand for various containers and until this issue is resolved refillable containers will be the major growth product.

Amcor Flexibles Europe

The European flexibles operations continued the strong trend of the first half with PBITA up 50% for the nine months.

The business continues to benefit from being a supplier to the defensive food and beverage sector. There has been some slight softening of demand over the last month, however this has been offset by ongoing operating improvements.  The business continues to focus on product innovation as a way of increasing the value add component of its sales and this success has ensured that operating margins and returns continue to improve.

Amcor Limited ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067 Australia

GPO Box 1643N Melbourne Victoria 3001 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 9050

www.amcor.com

Resin prices increased through the quarter, however these increases are being successfully managed by the business without impacting margins.

Amcor Australasia

Amcor Australia achieved a strong PBITA increase for the nine months of 13% reflecting ongoing improvements across a number of businesses as well as the successful start-up of the wine bottle plant.

Although there has been some minor impact from the drought across a number of businesses, ongoing process improvements to reduce the cost base as well as improving product mix have more than compensated for this.

The fibre box and paper operations remain well ahead of last year with a strong performance in the New Zealand corrugated box business.

Amcor Sunclipse

Amcor Sunclipse achieved a flat PBITA result in local currency terms for the nine months which translates to a reduction of 8% in Australian dollar terms.

The third quarter was impacted by slowing demand in the lead up to the war in Iraq. Inventory levels have been significantly reduced by a number of customers during this period.

The business continues to retain gross margins in line with last year and returns remain around 15%.

Amcor Rentsch and Closures

The combined businesses of Amcor Rentsch and Closures achieved a PBITA increase of 103% for the nine months.

Amcor Rentsch continues to deliver solid earnings improvements with the plants in Russia and Poland again delivering ahead of expectations.  The business remains fully loaded and has a strong forward order book.

The metal closures business in Europe was impacted by a slowing demand in Germany due to deposit legislation impacting glass container sales and poor economic conditions in Poland.

Amcor Asia

Amcor Asia’s PBITA for the nine months was down 4% in local currency terms and 11% in Australian dollars, impacted by the difficult economic conditions and the recent outbreak of the SARS virus.

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Summary

Amcor’s Managing Director, Russell Jones, said “The businesses continue to perform well in difficult economic circumstances and to achieve a 38% increase in profit before interest, tax and goodwill amortisation was very pleasing.

“The PET packaging operations, which represent around a third of the company’s earnings, continued to perform strongly with volumes for the nine months up 13% and ongoing improvements in the product mix to the higher value added custom products.

“The European flexible operations improved their cost base and product mix as well as managing upward movements in raw material prices.  Operating margins are up on the first half and returns continue to improve.

“Earnings in Australia and New Zealand are delivering steady improvement and returns for this business remain above 15%. The new wine bottle plant continues to be fully loaded and is making a positive contribution to earnings.  Strong industry support through long term supply agreements ensures the recently announced second furnace will deliver good returns for shareholders.

“Although some of the operations are being impacted by local issues, the strength of Amcor today is that the size and breadth of the businesses ensures that, overall the company can continue to deliver growth in earnings and returns.

“The results for the first nine months, together with the outlook for the remainder of the year reaffirm the strategy of building a company to deliver consistent earnings growth with returns above the cost of capital.”

ENDS

Further information contact:

Russell Jones	John Murray
Managing Director	Executive General Manager Corporate Affairs
Tel: +61 3 9 226 9001	Tel: +61 3 9226 9005

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